

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Uzi Sofer
Chief Executive Officer
Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605

       Re: Alpha Tau Medical Ltd.
           Registration Statement on Form F-3
           Filed September 11, 2023
           File No. 333-274457

Dear Uzi Sofer:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Benjamin Richie at 202-551-7857 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and Services

cc: Michael J. Rosenberg